UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.31)*

                             Riviera Holdings Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    769627100
            --------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey A. Legault
                       Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                            New York, New York 10281
                                 (212) 504-6721
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 21, 2008
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 769627100

1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Flag Luxury Riv, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                723,933
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               0
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     723,933
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        723,933
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.79%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

CUSIP NO. 769627100

1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        RH1, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                418,294
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               0
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     418,294
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        418,294
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.35%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FX Luxury, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               418,294
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                418,294
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        418,294
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.35%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FX Real Estate and Entertainment Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               1,142,227
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,142,227
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,142,227
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.14%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert F.X. Sillerman
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               1,142,227
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,142,227
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,142,227
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.14%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Paul C. Kanavos
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               1,142,227
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,142,227
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,142,227
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.14%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brett Torino
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               1,142,227
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,142,227
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,142,227
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.14%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Barry A. Shier
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               1,142,227
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,142,227
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,142,227
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.14%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert Sudack
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               1,142,227
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,142,227
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,142,227
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.14%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mitchell J. Nelson
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               1,142,227
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,142,227
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,142,227
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.14%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        David M. Ledy
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               1,142,227
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,142,227
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,142,227
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.14%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Harvey Silverman
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               1,142,227
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,142,227
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,142,227
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.14%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Bryan E. Bloom
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               1,142,227
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,142,227
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,142,227
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.14%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael J. Meyer
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               1,142,227
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,142,227
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,142,227
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.14%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John D. Miller
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               1,142,227
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,142,227
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,142,227
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.14%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

            This Amendment No. 31 amends and supplements the statement on
Schedule 13D (the "Statement") originally filed with the Securities and Exchange Commission on December 28, 2005, and amended by Amendment No. 1 on March 3, 2006; Amendment No. 2 on March 23, 2006; Amendment No. 3 on April 7, 2006; Amendment No. 4 on May 18, 2006; Amendment No. 5 on August 2, 2006; Amendment No. 6 on August 4, 2006; Amendment No. 7 on March 12, 2007; Amendment No. 8 on March 23, 2007; Amendment No. 9 on March 26, 2007; Amendment No. 10 on March 30, 2007; Amendment No. 11 on April 17, 2007; Amendment No. 12 on April 27, 2007; Amendment No. 13 on May 4, 2007; Amendment No. 14 on May 15, 2007; Amendment No. 15 on May 16, 2007; Amendment No. 16 on May 30, 2007; Amendment No. 17 on June 1, 2007; Amendment No. 18 on June 5, 2007; Amendment No. 19 on June 11, 2007; Amendment No. 20 on June 20, 2007; Amendment No. 21 on July 19, 2007; Amendment No. 22 on August 13, 2007; Amendment No. 23 on August 16, 2007; Amendment No. 24 on August 23, 2007; Amendment No. 25 on September 18, 2007; Amendment No. 26 on September 25, 2007; Amendment No. 27 on October 3, 2007; Amendment No. 28 on January 11, 2008; Amendment No. 29 on October 15, 2008; and Amendment No. 30 on December 10, 2008 by Flag Luxury Riv, LLC, RH1, LLC, FX Luxury, LLC, FX Real Estate and Entertainment Inc., Robert F.X. Sillerman, Paul C. Kanavos, Brett Torino, Barry A. Shier, Robert Sudack, Mitchell J. Nelson, David M. Ledy, Harvey Silverman, Bryan E. Bloom, Michael J. Meyer and John D. Miller (the "Reporting Persons") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Riviera Holdings Corporation, a Nevada corporation (the "Company"). Thomas P. Benson is no longer required to file this Statement. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

            The Reporting Persons have entered into a Thirteenth Amended and Restated Joint Filing Agreement, dated January 23, 2009, a copy of which is filed herewith as Exhibit 10.44 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

ITEM 1.  SECURITY AND ISSUER

            Response unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

            FLR is a Delaware limited liability company whose principal business is the holding of Common Stock. FLR's principal place of business and principal office is 650 Madison Avenue, New York, NY 10022. FLR has not been convicted in a criminal proceeding during the last five years, nor has FLR been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            RH1 is a Nevada limited liability company whose principal business is the holding of Common Stock. RH1's principal place of business and principal office is 650 Madison Avenue, New York, NY 10022. RH1 has not been convicted in a criminal proceeding during the last five years, nor has RH1 been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            FX Luxury, LLC ("FXL") is a Delaware limited liability company whose principal business is the development of real estate-based projects. FXL's principal place of business and principal office is 650 Madison Avenue, New York, NY 10022. FXL has not been convicted in a criminal proceeding during the last five years, nor has FXL been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            FXRE is a Delaware corporation whose principal business is investment in and development of real estate and entertainment-based projects and attractions throughout the world. FXRE's principal place of business and principal office is 650 Madison Avenue, New York, NY 10022. FXRE has not been convicted in a criminal proceeding during the last five years, nor has FXRE been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Robert F.X. Sillerman's present principal occupation is Chief Executive Officer and Chairman of the Board of Directors of CKX, Inc. Mr. Sillerman's business address is 650 Madison Avenue, New York, NY 10022. Mr. Sillerman is a United States citizen. Mr. Sillerman has not been convicted in a criminal proceeding during the last five years, nor has Mr. Sillerman been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Paul C. Kanavos' present principal occupation is Director and President of FXRE. Mr. Kanavos' business address is 650 Madison Avenue, New York, NY 10022. Mr. Kanavos is also the President of FLR. Mr. Kanavos is a United States citizen. Mr. Kanavos has not been convicted in a criminal proceeding during the last five years, nor has Mr. Kanavos been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Brett Torino's present principal occupation is Chairman - Las Vegas Division of FXRE. Mr. Torino's business address is 4455 Wagon Trail Avenue, Las Vegas, NV 89118. Mr. Torino is a United States citizen. Mr. Torino has not been convicted in a criminal proceeding during the last five years, nor has Mr. Torino been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Barry A. Shier's present principal occupation is Director and Chief Operating Officer of FXRE. Mr. Shier's business address is 3993 Howard Hughes Boulevard, Suite 450, Las Vegas, NV 89169. Mr. Shier is a United States citizen. Mr. Shier has not been convicted in a criminal proceeding during the last five years, nor has Mr. Shier been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Robert Sudack's present principal occupation is President of Posterloid Corporation, a maker of displays and signs. Mr. Sudack's business address is 48-62 36th Street, Long Island City, NY 11101. Mr. Sudack is a United States citizen. Mr. Sudack has not been convicted in a criminal proceeding during the last five years, nor has Mr. Sudack been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Mitchell Nelson's present principal occupation is Executive Vice President, General Counsel and Secretary of FXRE. Mr. Nelson's business address is 650 Madison Avenue, New York, NY 10022. Mr. Nelson is a United States citizen. Mr. Nelson has not been convicted in a criminal proceeding during the last five years, nor has Mr. Nelson been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            David M. Ledy is a Director of FXRE whose present principal occupation is Chief Operating Officer of U.S. Realty Advisors, LLC ("USRA"). USRA's principal business is investing in corporate real estate and providing real estate advisory services, and its principal address is 1370 Avenue of the Americas, 21st Floor, New York, NY 10019. Mr. Ledy is a United States citizen. Mr. Ledy has not been convicted in a criminal proceeding during the last five years, nor has Mr. Ledy been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Harvey Silverman is a Director of FXRE whose present principal occupation is as a private investor. Mr. Silverman's principal business address is 791 Park Avenue, Apt. 5B, New York, NY 10021. Mr. Silverman is a United States citizen. Mr. Silverman has not been convicted in a criminal proceeding during the last five years, nor has Mr. Silverman been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Bryan E. Bloom is a Director of FXRE whose present principal occupation is as counsel of W.R. Huff Asset Management Co., L.L.C. ("W.R. Huff"). W.R. Huff's principal business is investment management, and its principal address is 67 Park Place, Morristown, NJ 07950. Mr. Bloom is a United States citizen. Mr. Bloom has not been convicted in a criminal proceeding during the last five years, nor has Mr. Bloom been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Michael J. Meyer is a Director of FXRE whose present principal occupation is as a partner of 17 Broad LLC ("17 Broad"). 17 Broad is a diversified investment vehicle and securities consulting firm. Mr. Meyer's principal address is 299 Park Avenue, 10th floor, New York, NY 10021. Mr. Meyer is a United States citizen. Mr. Meyer has not been convicted in a criminal proceeding during the last five years, nor has Mr. Meyer been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            John D. Miller's present principal occupation is Co-Chief Investment Officer of W.P. Carey & Co., LLC, a net lease real estate company. Mr. Miller's business address is 50 Rockefeller Plaza, 2nd Floor, New York, NY 10020. Mr. Miller is a United States citizen. Mr. Miller has not been convicted in a criminal proceeding during the last five years, nor has Mr. Miller been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Response unchanged.

ITEM 4.  PURPOSE OF TRANSACTION

            Item 4 is hereby supplemented as follows:

            On January 21, 2009, RH1 provided notice to the Trustee of its intent to terminate the Trust Agreement. Pursuant to the Trust Agreement, the trust terminates fifteen (15) days from the date notice of intent to terminate the trust is given.

            As a result, RH1 may be deemed the beneficial owner of the 161,758 shares of Common Stock previously held in trust by the Trustee.

            On January 23, 2009, FXL transferred 100% of the membership interests in FLR to FXRE.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

            Item 5 is hereby supplemented as follows:

            As of January 23, 2009:

            FLR may be deemed the direct beneficial owner of 723,933 shares of Common Stock, which represent approximately 5.79% of the outstanding shares of Common Stock as of November 4, 2008. FLR has sole voting and dispositive power over such Common Stock.

            RH1 may be deemed the direct beneficial owner of 418,294 shares of Common Stock, which represent approximately 3.35% of the outstanding shares of Common Stock as of November 4, 2008. RH1 has sole voting and dispositive power over such Common Stock.

            FXL, as a member of RH1 with a 100% equity interest in RH1, may be deemed the indirect beneficial owner of 418,294 shares of Common Stock, which represent approximately 3.35% of the outstanding shares of Common Stock as of November 4, 2008. FXL has shared voting and dispositive power over such Common Stock. FXRE, as the managing member of FXL holding 100% of the common membership interests in FXL, and as a member of FLR with a 100% equity interest in FLR, may be deemed the indirect beneficial owner of 1,142,227 shares of Common Stock, which represents approximately 9.14% of the outstanding shares of Common Stock as of November 4, 2008. FXL has shared voting and dispositive power over such Common Stock. Robert F.X. Sillerman, as Chairman and CEO of FXRE, may also be deemed to have indirect beneficial ownership of the foregoing shares of Common Stock with shared voting and dispositive power over such Common Stock. Paul C. Kanavos, as a Director and President of FXRE, may also be deemed to have indirect beneficial ownership of the foregoing shares of Common Stock with shared voting and dispositive power over such Common Stock. Brett Torino, as Chairman-Las Vegas Division of FXRE, may also be deemed to have indirect beneficial ownership of the foregoing shares of Common Stock with shared voting and dispositive power over such Common Stock. Barry A. Shier, as Director and Chief Operating Officer of FXRE, may also be deemed to have indirect beneficial ownership of the foregoing shares of Common Stock with shared voting and dispositive power over such Common Stock. Mitchell Nelson, as Executive Vice President, General Counsel, and Secretary of FXRE, may also be deemed to have indirect beneficial ownership of the foregoing shares of Common Stock with shared voting and dispositive power over such Common Stock. David M. Ledy, as a Director of FXRE, may also be deemed to have indirect beneficial ownership of the foregoing shares of Common Stock with shared voting and dispositive power over such Common Stock. Harvey Silverman, as a Director of FXRE, may also be deemed to have indirect beneficial ownership of the foregoing shares of Common Stock with shared voting and dispositive power over such Common Stock. Bryan E. Bloom, as a Director of FXRE, may also be deemed to have indirect beneficial ownership of the foregoing shares of Common Stock with shared voting and dispositive power over such Common Stock. Michael J. Meyer, as a Director of FXRE, may also be deemed to have indirect beneficial ownership of the foregoing shares of Common Stock with shared voting and dispositive power over such Common Stock. Robert Sudack, as Director of FXRE, may also be deemed to have indirect beneficial ownership of the foregoing shares of Common Stock with shared voting and dispositive power over such Common Stock. John D. Miller, as Director of FXRE, may also be deemed to have indirect beneficial ownership of the foregoing shares of Common Stock with shared voting and dispositive power over such Common Stock.

            On January 8, 2009, FLR sold 1,000 shares of Common Stock on the open market at a price of $4.35 per share.

            On January 8, 2009, FLR sold 1,000 shares of Common Stock on the open market at a price of $4.40 per share.

            On January 12, 2009, FLR sold 5,000 shares of Common Stock on the open market at a price of $4.40 per share.

            On January 13, 2009, FLR sold 100 shares of Common Stock on the open market at a price of $3.50 per share.

            On January 13, 2009, FLR sold 300 shares of Common Stock on the open market at a price of $3.52 per share.

            On January 13, 2009, FLR sold 1,200 shares of Common Stock on the open market at a price of $3.40 per share.

            On January 13, 2009, FLR sold 1,195 shares of Common Stock on the open market at a price of $3.41 per share.

            On January 13, 2009, FLR sold 5 shares of Common Stock on the open market at a price of $3.43 per share.

            On January 14, 2009, FLR sold 2,400 shares of Common Stock on the open market at a price of $3.10 per share.

            On January 14, 2009, FLR sold 200 shares of Common Stock on the open market at a price of $3.11 per share.

            On January 14, 2009, FLR sold 20,000 shares of Common Stock on the open market at a price of $3.01 per share.

            On January 14, 2009, FLR sold 50,000 shares of Common Stock on the open market at a price of $3.00 per share.

            On January 14, 2009, FLR sold 2,500 shares of Common Stock on the open market at a price of $3.02 per share.

            On January 15, 2009, FLR sold 200 shares of Common Stock on the open market at a price of $3.00 per share.

            On January 15, 2009, FLR sold 100 shares of Common Stock on the open market at a price of $3.02 per share.

            On January 15, 2009, FLR sold 9,900 shares of Common Stock on the open market at a price of $2.70 per share.

            On January 15, 2009, FLR sold 300 shares of Common Stock on the open market at a price of $2.74 per share.

            On January 15, 2009, FLR sold 1,000 shares of Common Stock on the open market at a price of $2.75 per share.

            On January 15, 2009, FLR sold 100 shares of Common Stock on the open market at a price of $2.80 per share.

            On January 15, 2009, FLR sold 500 shares of Common Stock on the open market at a price of $2.82 per share.

            On January 15, 2009, FLR sold 500 shares of Common Stock on the open market at a price of $2.83 per share.

            On January 15, 2009, FLR sold 400 shares of Common Stock on the open market at a price of $2.71 per share.

            On January 15, 2009, FLR sold 1,700 shares of Common Stock on the open market at a price of $2.72 per share.

            On January 15, 2009, FLR sold 600 shares of Common Stock on the open market at a price of $2.76 per share.

            On January 15, 2009, FLR sold 100 shares of Common Stock on the open market at a price of $2.79 per share.

            On January 15, 2009, FLR sold 400 shares of Common Stock on the open market at a price of $2.81 per share.

            On January 15, 2009, FLR sold 200 shares of Common Stock on the open market at a price of $2.84 per share.

            On January 15, 2009, FLR sold 200 shares of Common Stock on the open market at a price of $2.86 per share.

            On January 15, 2009, FLR sold 200 shares of Common Stock on the open market at a price of $2.88 per share.

            On January 15, 2009, FLR sold 100 shares of Common Stock on the open market at a price of $2.89 per share.

            On January 15, 2009, FLR sold 200 shares of Common Stock on the open market at a price of $2.90 per share.

            On January 15, 2009, FLR sold 200 shares of Common Stock on the open market at a price of $2.91 per share.

            On January 15, 2009, FLR sold 500 shares of Common Stock on the open market at a price of $2.92 per share.

            On January 15, 2009, FLR sold 100 shares of Common Stock on the open market at a price of $2.93 per share.

            On January 15, 2009, FLR sold 300 shares of Common Stock on the open market at a price of $2.94 per share.

            On January 15, 2009, FLR sold 100 shares of Common Stock on the open market at a price of $2.95 per share.

            On January 15, 2009, FLR sold 100 shares of Common Stock on the open market at a price of $2.97 per share.

            On January 16, 2009, FLR sold 541 shares of Common Stock on the open market at a price of $2.95 per share.

            On January 16, 2009, FLR sold 200 shares of Common Stock on the open market at a price of $2.98 per share.

            On January 16, 2009, FLR sold 200 shares of Common Stock on the open market at a price of $3.00 per share.

            On January 16, 2009, FLR sold 200 shares of Common Stock on the open market at a price of $3.01 per share.

            On January 16, 2009, FLR sold 200 shares of Common Stock on the open market at a price of $3.03 per share.

            On January 16, 2009, FLR sold 200 shares of Common Stock on the open market at a price of $3.05 per share.

            On January 16, 2009, FLR sold 100 shares of Common Stock on the open market at a price of $3.06 per share.

            On January 16, 2009, FLR sold 100 shares of Common Stock on the open market at a price of $3.07 per share.

            On January 20, 2009, FLR sold 1,000 shares of Common Stock on the open market at a price of $2.85 per share.

            On January 21, 2009, FLR sold 28,200 shares of Common Stock on the open market at a price of $2.75 per share.

            On January 21, 2009, FLR sold 1,800 shares of Common Stock on the open market at a price of $2.76 per share.

            On January 21, 2009, FLR sold 19,500 shares of Common Stock on the open market at a price of $2.71 per share.

            On January 21, 2009, FLR sold 500 shares of Common Stock on the open market at a price of $2.72 per share.

            On January 21, 2009, FLR sold 27,700 shares of Common Stock on the open market at a price of $2.74 per share.

            On January 21, 2009, FLR sold 1,345 shares of Common Stock on the open market at a price of $2.77 per share.

            On January 21, 2009, FLR sold 1,500 shares of Common Stock on the open market at a price of $2.79 per share.

            On January 22, 2009, FLR sold 30,000 shares of Common Stock on the open market at a price of $2.65 per share.

            On January 22, 2009, FLR sold 2,500 shares of Common Stock on the open market at a price of $2.70 per share.

            On January 23, 2009, FLR sold 811 shares of Common Stock on the open market at a price of $2.69 per share.

            On January 23, 2009, FLR sold 800 shares of Common Stock on the open market at a price of $2.64 per share.

            On January 23, 2009, FLR sold 1,630 shares of Common Stock on the open market at a price of $2.61 per share.

            On January 23, 2009, FLR sold 41,300 shares of Common Stock on the open market at a price of $2.60 per share.

            On January 23, 2009, FLR sold 924 shares of Common Stock on the open market at a price of $2.70 per share.

            On January 23, 2009, FLR sold 385 shares of Common Stock on the open market at a price of $2.65 per share.

            On January 23, 2009, FLR sold 1,700 shares of Common Stock on the open market at a price of $2.62 per share.

            On January 23, 2009, FLR sold 700 shares of Common Stock on the open market at a price of $2.615 per share.

            On January 23, 2009, FLR sold 1,200 shares of Common Stock on the open market at a price of $2.63 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

            On January 23, 2009, FLR, RH1, FXL, FXRE, Robert F.X. Sillerman, Paul C. Kanavos, Brett Torino, Barry A. Shier, Mitchell J. Nelson, David M. Ledy, Harvey Silverman, Bryan E. Bloom, Michael J. Meyer, Robert Sudack and John
D. Miller entered into the Thirteenth Amended and Restated Joint Filing Agreement. A copy of the Thirteenth Amended and Restated Joint Filing Agreement is filed herewith as Exhibit 10.44 and is incorporated by reference thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            On January 23, 2009, Flag Luxury Riv, LLC, RH1, LLC, FX Luxury, LLC, FX Real Estate and Entertainment Inc., Robert F.X. Sillerman, Paul C. Kanavos, Brett Torino, Barry A. Shier, Mitchell J. Nelson, David M. Ledy, Harvey Silverman, Bryan E. Bloom, Michael J. Meyer, Robert Sudack and John D. Miller entered into the Thirteenth Amended and Restated Joint Filing Agreement. A copy of the Thirteenth Amended and Restated Joint Filing Agreement is filed herewith as Exhibit 10.44 and is incorporated by reference thereto.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Flag Luxury Riv, LLC

                                  By: FX Luxury, LLC
                                      ------------------------------------------
                                      Its sole member

                                      By: FX Real Estate and Entertainment, Inc.
                                          --------------------------------------
                                          Its Managing Member

                                          By: /s/ Paul Kanavos
                                          --------------------------------------
                                          Name: Paul Kanavos
                                          Title: President


                                  RH1, LLC

                                  By: FX Luxury, LLC
                                      ------------------------------------------
                                      Its sole member

                                      By: FX Real Estate and Entertainment, Inc.
                                          --------------------------------------
                                          Its Managing Member

                                          By: /s/ Paul Kanavos
                                              ----------------------------------
                                              Name: Paul Kanavos
                                              Title: President


                                  FX Luxury, LLC

                                  By: FX Real Estate and Entertainment, Inc.
                                      ------------------------------------------
                                      Its Managing Member

                                      By: /s/ Paul Kanavos
                                          --------------------------------------
                                          Name: Paul Kanavos
                                          Title: President

                                  FX Real Estate and Entertainment Inc.

                                  By: /s/ Paul Kanavos
                                      ------------------------------------------
                                  Name: Paul Kanavos
                                        Title: President

[Amendment No. 31 to Schedule 13D]

                                  Paul Kanavos

                                  /s/ Paul Kanavos
                                  ----------------------------------------------




[Amendment No. 31 to Schedule 13D]

                                  Robert F.X. Sillerman

                                  /s/ Robert F.X. Sillerman
                                  ----------------------------------------------




[Amendment No. 31 to Schedule 13D]

                                  Brett Torino

                                  /s/ Brett Torino
                                  ----------------------------------------------




[Amendment No. 31 to Schedule 13D]

                                  Barry A. Shier

                                  /s/ Barry A. Shier
                                  ----------------------------------------------




[Amendment No. 31 to Schedule 13D]

                                  Robert Sudack

                                  /s/ Robert Sudack
                                  ----------------------------------------------




[Amendment No. 31 to Schedule 13D]

                                  Mitchell J. Nelson

                                  /s/ Mitchell J. Nelson
                                  ----------------------------------------------




[Amendment No. 31 to Schedule 13D]

                                  David M. Ledy

                                  /s/ David Ledy
                                  ----------------------------------------------




[Amendment No. 31 to Schedule 13D]

                                  Harvey Silverman

                                  /s/ Harvey Silverman
                                  ----------------------------------------------




[Amendment No. 31 to Schedule 13D]

                                  Bryan E. Bloom

                                  /s/ Bryan E. Bloom
                                  ----------------------------------------------




[Amendment No. 31 to Schedule 13D]

                                  Michael J. Meyer

                                  /s/ Michael J. Meyer
                                  ----------------------------------------------




[Amendment No. 31 to Schedule 13D]

                                  John D. Miller

                                  /s/ John D. Miller
                                  ----------------------------------------------


Dated:  January 23, 2009


[Amendment No. 31 to Schedule 13D]